UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2017

LONGFIN CORP

(Exact name of registrant as specified in its charter)

Delaware	81-5312393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16-017, 85 BROAD STREET,

NEW YORK, NY 10004
(Address of principal executive offices)

(917) 893-0995
Registrant’s telephone number, including area code

COMMON SHARES
(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form 1-A.

Group Overview

Longfin Corp. is a corporation formed in the State of Delaware on 1 February 2017. The principal execution office is 16-017, 85 Broad Street, New York NY 10004.

Longfin Corp. (“Longfin”) is an independent finance and technology company (“FinTech”) which specializes in structured trade finance solutions and physical commodities finance solutions for finance houses and trading platforms for North America, South America and Africa regions. Wee have acquired the global trade finance technology solution provider, Longfin Tradex Pte. Ltd. (formerly known as Stampede Tradex Pte. Ltd.), a Singapore incorporated entity (“Stampede”) and the acquisition has been consummated on June 19, 2017.

Stampede is a 100% subsidiary of Longfin. Longfin together with its subsidiary is called Group (“Group”).

Group is primarily a technology company providing technology solutions for finance houses, exchanges and trading platforms around the world specializing in ART (Alternative Risk Transfer) using global electronic markets. Group provides liquidity/ technology solutions to all the major global exchanges/ global banks /global commodity trading houses.

Longfin endeavors to solve complex problems in the field of Structured Finance using ultra-low-latency trading platforms and Stochastic Differential Equations (SDE) that are not easily solved by contemporary financing techniques.

•We are one of the emerging Fintech in the global arena combining the power of Structured Finance, Derivatives, Asset Securitizations, Carry Trade and Trade Finance with the help of High Frequency Trading on an ultra-low-latency network connectivity to multiple Exchanges.

•We trade across global markets on ultra-low-latency platforms in various asset classes viz., currencies, commodities and fixed income.

•We handle the real-time risk management notwithstanding the nuances of the market movements.

•We have offices in USA, Singapore, India and are expanding our business operations in Europe and South America in structured finance and trade finance solutions.

•Core business revenue model comprises of following:

oImporter and exporter financing

oFinancial institution intermediation

oInsurance backed trade financing

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oCarry trade finance with FX solutions

Longfin is a United States based global alternative Fintech company, qualified by SEC to offer 10 million Class A common shares at $5 each under Regulation A+ Tier II and to be listed on NASDAQ mainboard under stock symbol “LFIN” in 2017.

Operating Results

The financial results of Group (in item 3) are prepared for the period from February 1, 2017 (incorporation of Longfin) till June 30, 2017. Longfin acquired Stampede on June 19, 2017 after SEC qualification as per pre-requisite of Offering Circular under Regulation A+. The consolidated financials consist of the business operations as below:

Longfin for the period from February 1, 2017 till June 30, 2017 and;

Longfin Tradex Pte. Ltd. (formerly known as Stampede Tradex Pte. Ltd.) for the period from June 20, 2017 (date of acquisition by Longfin) till June 30, 2017.

1.Revenue Income for the period under consideration is $9.3 million

2.Cost of services or revenue generation is $8.4 million

3.Gross profit is $0.9 million ~ gross profit margin of 9%

4.Earnings before interest, depreciation and tax is $0.7 million ~ EBIDTA margin of 8%

5.No comparative figures have been presented as this is the first set of semi-annual financial statements prepared for the Group since its incorporation.

6.Net assets of the group is $17 million

7.Earnings per share for the period under consideration is $0.036

Please find below the management analysis on the pro-forma financials presented in item 2, considering the acquisition is done at the start of financial period January 1, 2017 considering the below periods for consolidation.

Longfin for the period from February 1, 2017 till June 30, 2017 and;

Longfin Tradex Pte. Ltd. (formerly known as Stampede Tradex Pte. Ltd.) for the period from January 1, 2017 (date of start of semi-annual period under consideration) till June 30, 2017.

1.Revenue Income for the period under consideration is $28.1 million

2.Cost of services or revenue generation is $23.7 million

3.Gross profit is $4.4 million ~ gross profit margin of 16%

4.Earnings before interest, depreciation and tax is $4.0 million ~ EBIDTA margin of 14%

5.Net assets of the group is $16.8 million

6.Earnings per share for the period under consideration is $0.141

The gross profit margin does not increase in the same proportion as the revenue, as our cost of services increases and varies with products. We are a growing company, which requires efforts to develop and market the new innovative products in the market in the fast-changing technology space.

We also invest in CAPEX to keep pace with the market and thus our net margin decreases due to the non-cash depreciation expense and tax liability.

To meet our need for cash we are attempting to raise money from the undergoing offering. The maximum aggregate amount of this offering will be required to fully implement our business plan.

Liquidity and Capital Resources (Consolidated)

As of June 30, 2017, Group had $16.4 million in cash & other receivables, $13.0 million in fixed assets and total liabilities of $12.6 million. In management’s opinion, the Company’s cash position is sufficient to maintain its operations at the current level for the next 12 months. We are attempting to raise funds to proceed with our plan of

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operation and further expansion globally. The Company hopes to raise $50,000,000 in this Offering. If we are successful at raising the maximum amount of this offering, we believe that such funds will be sufficient to fund our expenses and growth strategy over the next 5 years.

Although we intend on developing our growth strategy with our proceeds, there is no guarantee that we will be able to execute such a plan within our target time. Developing the project will depend highly on our funds, the availability of those funds, and the size of the fund raised. The Company plans to pursue its strategy of the business. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's investment objective of developing the business will be adversely affected and the Company may not be able to pursue its project opportunity if it is unable to finance such buildup. Longfin currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company. If we are successful at raising capital by issuing more stock, or securities which are convertible into shares of the Company, your investment will be diluted as a result of such issuance.

Market Overview

As per the reports below, the trade finance market globally is untapped market and there is a huge trade finance gap which is being catered by the Group.

As per ADB News Release dated September 5, 2017 - $1.5 Trillion Trade Finance Gap Persists Despite Fintech Breakthroughs1 (Extract only).

Businesses of all sizes continue to struggle to access sufficient credit, resulting in a global trade finance gap of $1.5 trillion in 2016, according to an Asian Development Bank (ADB) Brief released today. Developing Asia’s share of the trade finance gap was 40% of the global total.

Key Points

•The global trade finance gap is estimated at $1.5 trillion.

•40% of the gap originates in Asia and the Pacific.

•74% of rejected trade finance transactions come from SMEs and midcap firms.

•Female-owned firms report higher rejection rates, and are less likely to find alternatives in the formal financial sector.

•At least 36% of rejected trade finance may be fundable by other financial institutions.

•A 10% increase in trade finance could boost employment by 1%.

•80% of banks report digitization will cut costs, yet no evidence that savings translate to additional trade finance capacity.

1Source: ADB News Release dated September 5, 2017 has not provided its consent, to the inclusion of the information extracted from the relevant press release published by it and therefore is not liable for such information.  While Longfin has taken reasonable actions to ensure that the information from the relevant report published by ADB is reproduced in its proper form and context, and that the information is extracted accurately and fairly from such report, Longfin or any other party have not conducted an independent review of the information contained in such report nor verified the accuracy of the contents of the relevant information.

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Item 2. Other Information

Longfin had entered into share exchange agreement with Stampede to acquire 100% of Stampede post SEC qualification of the Longfin’s Offering Statement.

SEC has qualified Longfin Offering Statement on June 16, 2017 and the share exchange has been consummated on June 19, 2017.

Post the acquisition, Stampede became 100% subsidiary of Longfin w.e.f. June 19, 2017 and thus for the accounting purposes, in Item 3 (below), the business operation of Stampede has been considered in consolidation from June 19, 2017 till the financial period end (June 30, 2017).

The company has presented below the pro-forma financials of the Group (Consolidated) considering the share exchange agreementconsummated on February 1, 2017 (at the inception of Longfin) and Stampede financials for consolidation is considered for the period from January 1, 2017 till June 30, 2017.

Unaudited Pro Forma Consolidated Statement of Operations for the six months period from January 1, 2017 to June 30, 2017 (in USD)

Income
Revenue	28,107,745
Other Income	11,986
28,119,731

Cost of Services	23,716,503
Gross Profit	4,403,228

Operating Expenses:
General and administrative	1,927,647
Other Operating Expenses	-
Total Expenses	1,927,647

Net income before income tax provision	2,475,581
Provision for income tax	698,224
Net gain (loss) for the period	1,777,357

Net earnings (loss) per share:
Basic and diluted	0.141
Weighted average number of shares outstanding:
Basic and diluted	12,566,667

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Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2017 (in USD)

ASSETS
CURRENT ASSETS
Cash	32,938
Trade receivables	16,250,698
Other current assets	58,559
Loans and advances	70,509
16,412,704

FIXED ASSETS
Property, plant and equipment	13,018,335
TOTAL ASSETS	29,431,039

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current Liabilities:
Trade payable	3,859,751
Other payable and liabilities	6,588,875
Deferred tax liability	2,213,116
12,661,742

STOCKHOLDERS' EQUITY
Common stock: Issued & Outstanding as at June 30, 2017: 67,500,000 (Longfin Corp)	14,991,940
Retained earnings	1,777,357
Total Stockholders' Equity	16,769,297
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	29,431,039

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Item 3. Financial Statements

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LONGFIN CORP.

Consolidated Balance Sheet

As of June 30, 2017 (unaudited)

(Amounts in USD)

ASSETS
CURRENT ASSETS
Cash	32,938
Trade receivables	16,250,698
Other current assets	58,559
Loans and advances	70,509
16,412,704

FIXED ASSETS
Property, plant and equipment	13,018,335
TOTAL ASSETS	29,431039

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current Liabilities:
Trade payable	3,859,750
Other payable and liabilities	6,588,874
Deferred tax liability	2,213,115
12,661,739

STOCKHOLDERS' EQUITY
Common stock: Issued & Outstanding as at June 30, 2017: 67,500,000 (Longfin Corp)	16,315,615
Retained earnings	453,685
Total Stockholders' Equity	16,769,300
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	29,431039

The accompanying notes are an integral part of these financial statements.

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LONGFIN CORP.

Consolidated Statements of Operations

For the financial period ended June 30, 2017 (unaudited)

(Amounts in USD)

Income
Revenue	9,268,385
Other Income	3
9,268,388

Cost of Services	8,398,306
Gross Profit	870,082

Operating Expenses:
General and administrative	249,478
Other Operating Expenses	-
Total Expenses	249,478

Net income before income tax provision	620,604
Provision for income tax	166,919
Net gain (loss) for the period	453,685

Net earnings (loss) per share:
Basic and diluted	0.036
Weighted average number of shares outstanding:
Basic and diluted	12,566,667

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

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LONGFIN CORP.

Consolidated Statements of Members’ Equity

For the financial period ended June 30, 2017 (unaudited)

(Amounts in USD)

	Number of shares	Par Value	Additional paid in capital	Accumulated Gain (Loss)	Shareholders' Equity

Balance as at February 1, 2017		-	-	-	-
Common Shares issued:	17,500,000	175	-	-	175
Common stock issued for acquisition of Longfin Tradex Pte. Ltd.	50,000,000	500	16,314,940		16,315,440
Net gain (loss) for the year				453,685	453,685
Balance as at June 30, 2017	67,500,000	675	16,314,940	453,685	16,769,300

The accompanying notes are an integral part of these financial statements.

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LONGFIN CORP.

Consolidated Accounts of Cash Flows

For the financial period ended June 30, 2017 (unaudited)

(Amounts in USD)

Cash Flows from operating activities
Profit before tax for the year	620,603
Adjustments for:	-
Amortisation Cost	70,095
Depreciation	36,563
Fair value (gain) / loss on trading securities
Operating cash flows before movements in working capital	727,261

Movements in Working Capital
Trade Receivables	(3,558,869)
Other Receivables	3,229
Loans and advances	20,430
Trade Payables	4,709,736
Other Payables	2,142,408
Cash generated from operations	4,044,196
income taxes paid	-
Net cash generated from operating activities	4,044,196

Cash flows from Investing activities
Purchase of Property, Plant and Equipment	(4,025,150)
Net cash generated used in investing activities	(4,025,150)

Cash flows from Financing activities
Investment in subsidiaries, net of cash acquired	13,717
Proceeds from issue of Shares	175
Net cash generated from Financing activities	13,892

Net increase in cash and cash equivalents	32,938
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the year	32,938

Additional information for non cash Investing activities
Issuance of share capital for acquisition	16,781,804

The accompanying notes are an integral part of these financial statements.

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LONGFIN CORP.

Notes to Consolidated Financial Statements (unaudited)

June 30, 2017

Note 1: Organization and Basis of Presentation

Longfin Corp. is a corporation formed in the State of Delaware on 1 February 2017. The principal execution office is 16-017, 85 Broad Street, New York NY 10004.

Longfin Corp. (“Longfin”) is an independent finance and technology company (“Fintech”) which specializes in structured trade finance solutions and physical commodities finance solutions for finance houses and trading platforms for North America, South America and Africa regions. We have acquired the global trade finance technology solution provider, Longfin Tradex Pte. Ltd. (formerly known as Stampede Tradex Pte. Ltd.), a Singapore incorporated entity (“Stampede”) and the acquisition has been consummated on June 19, 2017.

Stampede is a 100% subsidiary of Longfin since June 19, 2017, and is incorporated in the Republic of Singapore on December 08, 2010.

The registered address of the Longfin is at:

2035 Sunset Lake Rd, Suite B-2, Newark, DE 19702

The Beast Ltd. (“The Beast”) is a company incorporated under the Companies Law (as amended) of the Cayman Islands on June 5, 2015. The Beast is a wholly owned subsidiary of Stampede since June 23, 2015. The authorized capital of the Beast was United States Dollar (“USD”) 50,000 divided into 100 management shares of USD 1 par value each and 4,990,000 participating shares of USD 0.01 par value each. The Beast is strike off on December 30, 2016.

Longfin was wholly-owned by Mr Venkata S Meenavalli at the time of incorporation. As on June 30, 2017, the shareholding is as below:

Stampede Capital Limited	40.7%
Venkata S Meenavalli	59.3%

Note 2: Significant accounting policies and recent accounting pronouncements

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by group entities.

Basis of Preparation

The consolidated financial statements include the accounts of Longfin Corp. and its subsidiaries (“Group”). The statement of income includes the results of the Group.

The Group maintains its accounting records in accordance with the legislative requirements of the country of incorporation of each of the Group’s companies. The accompanying consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America (“US GAAP”) and are presented in USD.

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The Financial Statements and related disclosures as on June 30, 2017 are unaudited or reviewed. Unless the context otherwise requires, all references to “Longfin”, “Group”, “we”, “us”, “our” or the “Company” are to Longfin Corp. along with its subsidiaries.

Basis of consolidation

(a)Subsidiaries

The Group consolidates entities which it controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its control over the entity. The controlling right gives the ability to direct relevant activities, those which significantly affect the entity’s returns. These consolidated financial statements include all majority-owned and controlled subsidiaries of the Group. All significant intercompany accounts and transactions have been eliminated.

(b)Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)Non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates under different assumptions or conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and highly liquid financial assets with original maturities of less than three months, which are subject to insignificant risk of changes in their fair value, and are used by the group in the management of its short-term commitments. Cash at bank earns interest at floating rates based on daily bank deposit rates. The cash and bank balances are denominated in United State Dollars (USD).

Fair Value of Financial Instruments

ASC 825, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments. ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017.

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The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accrued liabilities and notes payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value.

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Basic and Diluted Loss Per Share

The Company computes earnings (loss) per share in accordance with ASC 260-10-45 “Earnings per Share”, which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive earnings (loss) per share exclude all potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments and therefore, basic and diluted earnings (loss) per share are equal.

Revenue Recognition

The Company follows the guidelines of ASC 605-15 for revenue recognition.

Revenue from trading of commodities and services rendered is measured at the fair value of the consideration received or receivable, net of return and trade discount.

(a)Trading income, net, consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income, net, is comprised of realized gains and losses on equities, fixed income securities, currencies and commodities and rebates from exchanges.

(b)Technology services revenue, consist of fees paid by third parties for using our proprietary risk management and trading infrastructure technology and provision of associated management and hosting services. These fees include both upfront and annual recurring fees. Income from existing arrangements for technology services is recorded with revenue being recognized once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

(c)Incentive income, is recognized on trade date basis as securities transactions occur. The Group reports incentive income on transactions as revenue on gross basis and reports commissions paid to sub brokers as commission expense.

Accounts Receivable

We make estimates of the collectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness, and current economic trends.  If the financial condition of a customer deteriorates, additional allowances may be required. Management estimates an allowance for doubtful accounts to reserve for potential losses from customer accounts deemed uncollectible.

Management continually evaluates its receivables from customers for collectability and possible write-off. The Group manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral.

Regarding our collection policy on trading receivables, there are two types of receivables: (1) receivables in the form of rebates/incentives from stock exchanges, (2) receivables from customers of technology platform services provided for trading. With the first type of receivables: rebates/incentives are received every month from stock exchanges as per the agreed contracts. With the second type of receivables, customers pay a certain percentage of transaction value every month and on the hourly basis of the technology usage.

Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Income Taxes

The Group is a corporation subject to Federal corporate income tax and non-federal corporate income taxes in the jurisdictions in which company or its affiliate operates. The Group records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures them using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Group evaluates the recoverability of future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of temporary differences and forecasted operating earnings.

The Group uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Financial Assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition. The designation of financial assets at fair value through profit or loss is irrevocable.

Financial assets are recognised on the balance sheet only when the Group becomes a party to the contractual provisions of the financial instrument. When financial assets are recognised initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.

Financial assets are derecognised when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership, On derecognition of a financial asset in its entirely, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that has been recognised directly in equity is recognised in the income statement.

All regular way purchases and sales of financial assets are recognised or derecognised on the trade date i.e. the date that the Group commits to purchase or sell the asset. Regular way purchases or sales of financial assets require delivery of assets within the period generally established by regulation or convention in the marketplace concerned.

(a)Financial assets of fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading, and those designated at fair value through profit or loss at inception. Financial assets classified as held for

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trading are derivatives (including separated embedded derivatives) or are acquired principally for the purpose of selling or repurchasing it in the near term. Financial assets designated as at fair value through profit or loss at inception are those that are managed and their performances are evaluated on a value basis, in accordance with a documented Company investment strategy, derivatives are also categorised as held for trading unless they are designated as hedges.

Subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in fair value of the financial assets are recognised in the income statement. Net gains or net losses on financial assets at fair value through profit or loss include exchange differences, interest and dividend income.

(b)Loans and receivables

Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, and through the amortisation process.

(c)Held-to-maturity investments

Financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold the investment to maturity, if the Group were to sell other than an insignificant amount of held-to-maturity financial asset, the whole category would be reclassified as available-for-sale, subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, gains and losses are recognised in the income statement when the held-to-maturity investments are derecognised or impaired, and through the amortisation process.

(d)Available-for sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. After initial recognition, available-for-sale financial assets are measured at fair value. Any gains or losses from changes in fair value of the financial asset are recognised directly in the fair value adjustment reserve in equity, except that impairment losses, foreign exchange gains and losses on monetary items and interest calculated using the effective interest method are recognised in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement when the financial asset is derecognised. Investments in equity instruments whose fair value cannot be reliably measured are measured at cost less impairment loss.

Impairment of Non-Financials Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or where an annual impairment testing for an asset is required the company makes an estimate of the assets recoverable amount.

An asset’s recoverable amount is the higher of an asset or cash generating units fair value less cost of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and its written down to its recoverable amount.

Impairment losses are recognised in profit or loss.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the assets recoverable amount since the last impairment loss was recognised. If that is the case, the

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carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment  loss been recognised previously, such reversal is recognised in the profit or loss.

Impairment of Financial Assets

The Company assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(a)Assets carried at amortised cost

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the carrying amount of the assets and the present value of estimated future cash flows discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced by an allowance account. The impairment loss is recognised in the income statement.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

The allowance for impairment loss account is reduced through the income statement in a subsequent period when the amount of impairment loss decreases and the related decreases can be objectively measured. The carrying amount of the asset previously impaired is increased to the extent that the new carrying amount does not exceed the amortised cost, had no impairment been recognised in the prior periods.

(b)Assets carried at cost

If there is objective evidence, such as adverse changes in the business environment where the issuer operates, probability of insolvency or significant financial difficulties of the issuer, that an impairment loss on financial assets carried at cost has been incurred, the amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent periods.

(c)Available-for-sale assets

Significant or prolonged decline in fair value below cost, significant financial difficulties of the issuer or obligor, and the disappearance of an active trading market are considerations to determine whether to determine there is objective evidence that investment securities classified as available-for-sale financial assets are impaired.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the income statement. Reversals of impairment losses on debt instruments are recognised in the income statement if the increase in fair value of the debt instrument can be objectively related to an event occurring after the impairment losses were recognised in the income statement.

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Fixed Assets

Depreciation on fixed assets is recognised in the income statement on a straight-line basis over the estimated useful lives of each asset as stated hereunder: -

Asset	Useful Life
Computers	4 Years
Software	4 Years

Depreciation methods useful lives and residual values are reviewed, and adjusted as appropriate, at each balance sheet date.

Operating Leases

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased asset are classified as operating leases, Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

Employee Benefits

(a)Defined contribution plan

As required by law, the Group makes contributions to the state pension scheme, the Central Provident Fund ("CPF”), as applicable in different jurisdiction where the Group companies operate. Such obligations for contributions are recognised as compensation expense in the income statement in the same period as the employment that gives rise to the obligatory contribution.

(b)Short term employee benefit

Short employee benefit obligations are measured on undiscounted basis and are expensed as the related service is provided. Liability is recognised for the amount expected to be paid if the company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be estimated reliably.

Earnings per Share

In accordance with the provisions of SFAS 128, "Earnings Per Share", basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. The Company does not have any dilutive securities and hence the basic and diluted earnings per share are same.

Recent Accounting Pronouncements

In January 2016, the FASB issued an ASU that provides entities guidance for the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective for reporting periods beginning after December 15, 2018 and early adoption is permitted under a modified retrospective approach for certain financial liabilities as specified in this ASU. The Company does not expect the adoption of this ASU to have an impact on its Consolidated Financial Statements.

In February 2016, the FASB issued an ASU which requires lessees to recognize a right-to-use asset and a lease obligation for all leases. Lessees are permitted to make an accounting policy election to not recognize an asset and liability for leases with a term of twelve months or less. Additional qualitative and quantitative disclosures, including significant judgments made by management, will be required. The guidance is effective for reporting

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periods beginning after December 15, 2018 and early adoption is permitted under a modified retrospective approach. The Company does not expect the adoption of this ASU on its Consolidated Financial Statements.

In December 2016, the FASB issued an ASU which simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, classification of awards as either equity or liabilities and classification on the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2016 and early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its Consolidated Financial Statements.

In August 2016, the FASB issued an ASU which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for reporting periods beginning after December 15, 2017 and early adoption is permitted. The Company does not expect the adoption of this ASU to have a significant impact on its Consolidated Financial Statements

Business Combinations - Initial Measurement 805-50-30-5

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

Note 3: Business Combination

Longfin and Stampede both are under the common control. Longfin has acquired 100% of Stampede on June 19, 2017 post commission qualification on June 16, 2017 by SEC as per the accounting rules for business combination under common control. Carrying value of assets and liabilities of Stampede have been acquired by Longfin Corp. as on June 19, 2017:

Description                                                                                                                           Amount (USD)

Assets

Tangible Assets       9,099,843

Receivables     12,691,830

Loans and Advances          161,939

Cash and bank balances            13,717

Deposit with Exchange, Clearing Members and Prime Brokers61,788

Liabilities

Deferred Tax Liabilities    2,049,072

Payables       675,540

Other Current Liabilities                                                                                                            2,989,065

Net Carrying Value16,315,440

Note 4: Legal Matters

The Group has no known legal issues pending.

Note 5: Common Stock

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The holders of ordinary shares are entitled to receive dividends as and when declared and are entitled to one vote per share at meetings of the Company. All shares rank equally with regards to residual assets of the Company.

Note 6: Trade payables

Period ended June 30,	2017 (USD)
Trade payables	3,859,750
3,859,750

Trade payables are non-interest bearing and are generally settled on average of 30 days to 60 days term. They are denominated in USD.

Note 7: Other Current Assets

As at June 30, 2017, the Group has total other current assets of USD 129,068 which includes rent deposits and trading deposits.

Note 8: Trade receivables

As at June 30, 2017, the Group has trade receivables amounting to USD 16,250,698. These receivables are unsecured. Trade receivables are non-interest bearing and are generally between 120 to 180 days term. They are recognized at the original invoice amounts which represent their fair value on initial recognition. They are denominated in USD.

Note 9: Other payables and liabilities

As at June 30, 2017, the Group has audit fee and salaries payable amounting to USD 62,608 under the head “Other payables and liabilities”.

Note 10: Related Party Transactions

The following significant transactions between the Longfin group and related parties took place at terms agreed between the parties during the financial period under consideration:

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Name of Parties	Description of transaction	Transaction during the period (USD)

Meridian Tech HK Limited	Data feed cost	76,315
Meridian Tech HK Limited	Cost of sales	906,942
Stampede Enterprises Pvt Ltd. India	Revenue, commodity sales	2,772,580
Meridian Enterprises Pte. Ltd.	Cost of sales	3,996,748

 The closing balance of the above mentioned related parties is as under:

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Name of Parties	Payable/ receivable	Balance as of June 30, 2017 (USD)

Meridian Tech HK Limited	Payable	2,792,498
Stampede Enterprises Pvt Ltd. India	Loan and advances	797,833
Longfin Corp.	Payable	71,000
Meridian Enterprises Pte. Ltd.	Payable	2,838,439
Stampede Technologies Pte. Ltd.	Payable	651,637
Stampede Capital Limited	Payable	332,300

Note 11: Fixed Assets

Depreciation on fixed assets is recognised in the income statement on a straight-line basis over the estimated useful lives of each asset.

	Server	Software	Total
			(USD)
Gross Block
As on Feb 1, 2017	-	-	-
Additions, on account of acquisition of Stampede	4,852,891	8,000,593	12,853,484
Acquisition of assets	-	4,025,150	4,025,150
As on June 30, 2017	4,852,891	12,025,743	16,878,634
Accumulated Depreciation
As on Feb 1, 2017	-	-	-
Additions, on account of acquisition of Stampede	1,398,509	2,355,132	3,753,641
Depreciation for the period	36,563	70,095	106,658
As on June 30, 2017	1,435,072	2,425,227	3,860,299
Net Block
As on Feb 1, 2017	-	-	-
As on June 30, 2017	3,417,819	9,600,516	13,018,335

For the period ended June 30, 2017 the company recorded USD 106,658.00 in depreciation expense.

Note 12: Income Taxes

Longfin operates globally and is subject to the tax laws and regulations of numerous tax jurisdictions and authorities, as well as tax agreements and treaties among these jurisdictions. Longfin's tax provision is impacted by, among other factors, changes in tax laws, regulations, agreements and treaties, currency exchange rates and Longfin's profitability in each taxing jurisdiction.

The components of the income tax/ deferred tax expense are:
(US$)	June 30, 2017
United States	$2,875
Non-United States	164,044

Total	$166,919

The Group has unabsorbed capital allowances available for offsetting against future taxable income.

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The realization of unabsorbed capital allowances from the future taxable income is available for an unlimited future period in accordance with the provisions of Singapore Income Tax Act, if there is no substantial change in composition of the shareholders and the shareholdings in the Company at the relevant dates when the capital allowances are utilised.

Note 13: Earnings per share (“EPS”)

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Period ended June 30,	2017
Weighted average shares outstanding- Basic & Diluted (read along with note no. 4)	12,566,667

Income available to common stock holders of the group used in the basic and diluted earnings per share calculation was determined as follows:

2017 (USD)
Net Income (loss) available for calculating basic/ diluted earnings per share	453,685
Basic/Diluted earnings per share	0.036

Note 14: Functional and presentation currency

These accompanying financial statements are presented in USD. USD is the functional currency for the Group and its affiliates. Assets and liabilities of Stampede are recognised or derecognised on the trade date i.e. the date that the company commits to purchase or sell the asset and income statement accounts are reinstated to USD at spot rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Note 15: Financial risk management objectives and policies

Risk management is integral to the whole business of the Group. The Group has a system of controls in place to create an acceptable balance between the cost of risk occurring and the cost of managing the risks. The management continually monitors the risk management process of the Group to ensure that an appropriate balance between risk and control is achieved. The key financial risks of the Group include liquidity risk, foreign currency risk, interest rate risk and credit risk.

(a)Liquidity risk

There are no undiscounted cash flows for the period ended June 30, 2017 to be disclosed as all the financial instruments of the Company are due to mature within twelve months from the end of the financial year.

(b)Foreign currency risk

The Group is exposed to foreign currency risk on commitments that are denominated in currencies other than the respective functional currencies of group entities. The Company and its entities buy and sell the

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goods in the same currency to hedge its foreign currency exposure. The Group does not have specific policy to manage the risk.

(c)Interest rate risk

The Group does not have any investments in fixed rate debt securities and its fixed-rate borrowings are not exposed to a risk of change in their fair value due to changes in interest rates. The Group does not have any investment in floating rate debt securities or floating rate borrowings. Short-term receivables and payables are not exposed to interest rate risk. Accordingly, no sensitivity analysis is carried out for changes in interest rates.

(d)Credit risk

Credit risk is the risk of loss that may arise on outstanding financial instruments should a counterparty default on its obligations. The Group’s exposure to credit risk arises primarily from trade receivables and other current assets. The Group has a credit policy in place, which establishes credit limits for customers and monitors their balances on an on-going basis. Credit evaluations are performed on all customers requiring credit.

Note 16: Comparative information

No comparative figures have been presented as this is the first set of semi-annual financial statements prepared for the Group since its incorporation.

Note 17: Subsequent Events

Longfin is currently underway for the IPO and fund raising after SEC qualification under Regulation A + Tier II for $ 50 million and listing on NASDAQ in 2017.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Underwriting Agreement, dated September 28, 2017, between Longfin Corp. and Network 1 Financial Securities, Inc.
2.1*	Certificate of Incorporation of Longfin Corp., dated February 1, 2017
2.2*	Amendment to Certificate of Incorporation of Longfin Corp., dated June 21, 2017
2.3*	Bylaws of Longfin Corp., dated February 1, 2017
2.4*	Amended Bylaws of Longfin Corp., effective August 24, 2017
4.1*	Form of Subscription Agreement
6.1*	Share Exchange Agreement, dated March 1, 2017, between Longfin Corp. and Stampede Tradex Pte. Ltd.
6.2*	Addendum to Share Exchange Agreement, dated April 20, 2017, between Longfin Corp. and Stampede Tradex Pte. Ltd.
8.1*	Escrow Agreement, dated September 13, 2017, by and among Longfin Corp., Network 1 Financial Securities, Inc. and Continental Stock Transfer & Trust Company
11.1*	Consent of Public Accountant, AJSH & Co LLP
11.2*	Consent of Counsel, Christopher A. Kozlowski, Esq. (included in Exhibit 12 and incorporated by reference herein)
12.1*	Legal Opinion of Christopher A. Kozlowski, Esq.
15.1*	Roadshow Marketing Presentation

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this semi-annual financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in New York on October 23, 2017.

Longfin Corp.
By:	Longfin Corp., its manager

By:	/s/ Venkata S Meenavalli
	Name:	Venkata S Meenavalli
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Venkata S. Meenavalli Venkata S. Meenavalli	Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2017
/s/ Krishanu Singhal Krishanu Singhal	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 23, 2017

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